Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

March 24, 2009

H. Roger Schwall

Jennifer O’Brien

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 7010

Washington, D.C. 20549

Re:

Mexoro Minerals, Ltd.

Form 10-KSB for the Fiscal Year Ended February 29, 2008

Filed June 13, 2008

Form 10-Q for the Fiscal Quarter Ended November 30, 2008

Filed January 20, 2009

File No. 000-23561

Dear Mr. Schwall and Ms. O’Brien:

Please be advised that our law firm serves as legal counsel to Mexoro Minerals, Ltd., a Colorado corporation (the “Company”).

This letter is in regards to your comment letter dated February 23, 2009 (the “Comment Letter”).   On February 26, 2009, we submitted a letter to you requesting an extension until March 27, 2009 in which to submit our responses to the Comment Letter and file our Form 10-KSB/A and Form 10-Q/A.  The Company is in the process of addressing the comments set forth in the Comment Letter, and the review of the Company’s updated financial statements is currently being completed.  However, we do not anticipate that Company will be able to meet the specified extension response deadline of March 27, 2009.  We anticipate that the review of our financial statements will be completed and we will be able to respond to all of the comments and file our Form 10-KSB/A and Form 10-Q/A, on or before April 10, 2009.  Accordingly, we respectfully request an additional extension until April 10, 2009 in which to submit our responses and Form 10-KSB/A and Form 10-Q/A.  Your understanding with this matter is greatly appreciated.

Thank you for your time and assistance with this matter.  Please feel free to contact me if you have any questions regarding the foregoing.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Jonathan H. Sargent, Esq.